                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               November 13, 2001

                            BASF AKTIENGESELLSCHAFT
            (Exact name of Registrant as Specified in its Charter)

                               BASF CORPORATION
                (Translation of Registrant's name into English)

              Carl Boach Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                   (Address of Principal Executive Offices)

      Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F  X        Form 40-F
                              ---                 ---

      Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes            No  X
                              ---           ---

      If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-         .
                                                  ---------

3rd Quarter Results
November 13, 2001

Decline in sales and earnings due to a weak economy in the third quarter

Further special items planned in the fourth quarter for measures to ensure long-term competitiveness

Organizational structures adapted further in preparation for a difficult year
2002

BASF GROUP

                               3rd Quarter               Jan.-Sept.
                             --------------  Change  ---------------  Change
Million E                     2001    2000    in %     2001     2000    in %
----------------------------------------------------------------------------
Sales                        7,199   9,196   -21.7   24,817   26,635    -6.8
----------------------------------------------------------------------------
Income from operations
before special items           328     765   -57.1    2,041    2,570   -20.6
----------------------------------------------------------------------------
Income from operations         314     466   -32.6    1,407    2,324   -39.5
----------------------------------------------------------------------------
Extraordinary income           111       -       -    6,121        -       -
----------------------------------------------------------------------------
Income before taxes
and minority interests         315     322    -2.2    7,157    2,208   224.1
----------------------------------------------------------------------------
Net income                     123     101    21.8    6,327    1,013   524.6
----------------------------------------------------------------------------
Earnings per share (E)        0.20    0.17    17.6    10.40     1.65   530.3
----------------------------------------------------------------------------
Earnings per share before
special items (E)             0.05    0.42   -88.1     1.25     1.77   -29.4
----------------------------------------------------------------------------


SALES AND EARNINGS

SALES: Compared with the same period in 2000, reported sales in the third quarter fell by 21.7% to E7,199 million; cumulative sales in the first nine months were down 6.8%.

On the basis of ongoing business, i. e. excluding pharmaceuticals, polyolefins, industrial fibers and textile dyes, sales declined 4.2% in the third quarter. In the first three quarters, sales from ongoing business were 8.2% higher than in the same period of the previous year. In particular, the segments Oil & Gas and Agricultural Products & Nutrition contributed to this sales growth.


FACTORS INFLUENCING SALES IN COMPARISON WITH PREVIOUS YEAR

------------------------------------------------------------
in %                               3rd Quarter    Jan.-Sept.
------------------------------------------------------------
Volumes                                   +1.5          -0.4
------------------------------------------------------------
Prices                                    -4.8          +1.1
------------------------------------------------------------
Currency                                  -1.5          +0.2
------------------------------------------------------------
Acquisitions/divestitures*               -16.9          -7.7
------------------------------------------------------------
Total                                    -21.7          -6.8
------------------------------------------------------------

* Including discontinued operations


EARNINGS: Reported income from operations before special items in the third quarter was E328 million, a decrease of 57.1% compared with the same period in 2000; in ongoing business, the decline was 47.5%. Sales prices fell significantly in the third quarter in the majority of our business areas. Excluding Oil & Gas, prices declined 5.8% in the third quarter and 1.3% in the first three quarters. This put increased pressure on margins because lower costs as a result of cheaper raw materials did not compensate for lower sales prices. The reduced capacity utilization of our production plants also had a negative impact on earnings.

Compared with the same period in 2000, income from operations before special items in the first three quarters fell by 20.6% or by 15.1% on the basis of ongoing business. When taking account of the financial result, third-quarter income before taxes and special items decreased by 63% to E223 million compared with 2000; in the first nine months, it declined by 28.3% to E1,675 million.

Earnings per share before special items and excluding the extraordinary income were E0.05 in the third quarter and E1.25 in the first three quarters.

The extraordinary income from the sale of our pharmaceuticals business increased by E111 million to E6,121 million as a result of adjustments to the final purchase price. The extraordinary earnings per share therefore amount to E9.83.


SPECIAL ITEMS             1st Quarter  2nd Quarter  3rd Quarter  4th Quarter
----------------------------------------------------------------------------
Million E                 2001   2000  2001   2000  2001   2000   2001  2000
----------------------------------------------------------------------------
EARNINGS BEFORE TAXES
AND SPECIAL ITEMS          804    888   648    846   223    603          687
----------------------------------------------------------------------------
SPECIAL ITEMS
- IN INCOME
  FROM OPERATIONS         -173     44  -447      9   -14   -299          -84
----------------------------------------------------------------------------
- IN FINANCIAL
  RESULT                     -      -     -     99    -5     18           16
----------------------------------------------------------------------------
EXTRAORDINARY
INCOME                   6,010      -     -      -   111      -            -
----------------------------------------------------------------------------
SPECIAL ITEMS/
EXTRAORDINARY
INCOME                   5,837     44  -447    108    92   -281          -68
----------------------------------------------------------------------------
INCOME BEFORE
TAXES                    6,641    932   201    954   315    322          619
----------------------------------------------------------------------------

OUTLOOK

We do not anticipate an improvement in the economic situation or an upturn in the global economy in the fourth quarter or at the turn of the year. In the fourth quarter, we expect weaker sales and earnings than in the third quarter. Sales and income from operations before special items for 2001 as a whole will be significantly lower than in 2000.

We will continue our restructuring programs to ensure our long-term competitiveness. In view of the currently weak economic climate, we will also adapt our production capacities to demand in the short-term. Overall, this will result in additional special items of approximately E200 million in the fourth quarter according to current estimates. This figure also contains the cost of adjusting marketing structures associated with our new organization.

Thanks to the restructuring measures taken in 2001 and our new organization, which became effective in July, we consider ourselves to be well positioned to once again continue our long-term upward trend in earnings seen in recent years when the economic situation improves.


SEGMENTS

------------------------------------------------------------------------------------------------------------------------
                                                  Sales                  Income from                  Income from
                                                                      operations before               operations
                                                                        special items
------------------------------------------------------------------------------------------------------------------------
Million E
--------------------------------------                     Change                     Change                      Change
3RD QUARTER                              2001     2000*     in %    2001     2000*     in %     2001     2000*     in %
                                        --------------------------------------------------------------------------------
Chemicals                               1,114    1,153      -3.4     119      146     -18.5      119      146     -18.5
------------------------------------------------------------------------------------------------------------------------
Plastics & Fibers                       1,944    2,977     -34.7      15      171     -91.2       14      253     -94.5
------------------------------------------------------------------------------------------------------------------------
Performance Products**                  1,988    2,176      -8.6      96      136     -29.4       86      138     -37.7
------------------------------------------------------------------------------------------------------------------------
Agricultural Products & Nutrition***    1,064    1,642     -35.2    -113      -26         .     -120     -433      72.3
------------------------------------------------------------------------------------------------------------------------
Oil & Gas                                 921      946      -2.6     331      357      -7.3      331      378     -12.4
------------------------------------------------------------------------------------------------------------------------
Others                                    168      302     -44.4    -120      -19         .     -116      -16         .
------------------------------------------------------------------------------------------------------------------------
- THEREOF EXPLORATORY/BIOTECHNOLOGY
    RESEARCH COSTS                                                   -55      -39     -41.0      -55      -39     -41.0
------------------------------------------------------------------------------------------------------------------------
                                        7,199    9,196     -21.7     328      765     -57.1      314      466     -32.6
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
JAN.-SEPT.
------------------------------------------------------------------------------------------------------------------------
Chemicals                               3,399    3,281       3.6     349      496     -29.6      324      496     -34.7
------------------------------------------------------------------------------------------------------------------------
Plastics & Fibers                       6,257    8,693     -28.0     178      623     -71.4      151      741     -79.6
------------------------------------------------------------------------------------------------------------------------
Performance Products**                  6,192    6,311      -1.9     349      481     -27.4      140      481     -70.9
------------------------------------------------------------------------------------------------------------------------
Agricultural Products & Nutrition***    4,670    4,860      -3.9     350      261      34.1      254     -132         .
------------------------------------------------------------------------------------------------------------------------
Oil & Gas                               3,345    2,560      30.7   1,085      844      28.6    1,085      865      25.4
------------------------------------------------------------------------------------------------------------------------
Others****                                954      930       2.6    -270     -135    -100.0     -547     -127         .
------------------------------------------------------------------------------------------------------------------------
- THEREOF EXPLORATORY/BIOTECHNOLOGY
    RESEARCH COSTS                                                  -162     -114     -42.1     -162     -114     -42.1
------------------------------------------------------------------------------------------------------------------------
                                       24,817   26,635      -6.8   2,041    2,570     -20.6    1,407    2,324     -39.5
------------------------------------------------------------------------------------------------------------------------

* The previous year's figures were adjusted to take account of organizational changes. In particular, these involve the combination of the Colorants and Specialty Chemicals divisions to form the Performance Chemicals division as well as the combination of the Engineering Plastics and Fiber Products divisions to form the Performance Polymers division. In the course of the reorganization, certain plants and product groups were assigned to other divisions in order to further optimize value- adding chains.
**   Previously Colorants & Finishing Products
***  Including Pharmaceuticals until the end of February 2001
**** Income from operations for 2001 contains provisions for structural measures not yet allocated.


CHEMICALS

Compared with the previous year, sales in the Chemicals segment declined 3.4% in the third quarter to E1,114 million.

The Inorganics division was able to continue the positive trend seen in previous quarters as a result of growth in the areas of inorganic specialties and electronic grade chemicals. In the Petrochemicals division, business was negatively impacted by continuing pressure on margins in all product areas and declining volume demand at the end of the quarter, which led to a decrease in sales. Due to weak business in the NAFTA region, the Intermediates division also sold less than in the same quarter of 2000. Cumulative sales for the segment in the first three quarters were 3.6% higher than in the previous year, primarily as a result of growth in the Inorganics division.

Income from operations before special items fell by 18.5% to E119 million in the third quarter and by 29.6% to E349 million in the first nine months. The Petrochemicals division was particularly negatively affected as a result of pressure on prices for cracker products. Earnings were also reduced as a result of startup costs related to the steam cracker in Port Arthur, Texas, and the oxo alcohol and plasticizer plant in Kuantan, Malaysia. We do not expect any substantial improvement in the current business situation in the fourth quarter. Prices for cracker products remain under pressure.

SALES BY DIVISION

--------------------------------------------------------------------
                        3rd Quarter               Jan.-Sept.
                        ------------  Change     ------------- Change
Million E               2001   2000*    in %     2001   2000*   in %
--------------------------------------------------------------------
Inorganics               176    141     24.8      532    460    15.7
--------------------------------------------------------------------
Petrochemicals           528    591    -10.7    1,545  1,555    -0.6
--------------------------------------------------------------------
Intermediates            410    421     -2.6    1,322  1,266     4.4
--------------------------------------------------------------------

* Previous year's figures adjusted to take account of organizational changes.

PLASTICS & FIBERS

Reported sales in this segment were down 34.7% in the third quarter compared with the same period in 2000. Excluding polyolefins and industrial fibers, sales in the Plastics & Fibers segment decreased 14.3% in the third quarter and 5.5% in the first nine months compared with the same periods in 2000. Within the segment, the Polyurethanes division performed well overall, but was unable to achieve the same level of third-quarter sales as in 2000. The business situation remained difficult in the Styrenics division because of low margins. In the Performance Polymers division, and for fibers and fiber intermediates in particular, business was hampered by lower demand due to the weak economy and continuing pressure on prices.

At E15 million, third-quarter income from operations before special items in the segment was 91.2% lower than in 2000. Compared with the same period in the previous year, earnings in the first nine months of 2001 decreased 71.4% to E178 million.

In the fourth quarter, we do not expect a substantial improvement in the currently difficult business situation.


SALES BY DIVISION

---------------------------------------------------------------------
                         3rd Quarter              Jan.-Sept.
                        ------------   Change    ------------- Change
Million E               2001   2000*    in %     2001   2000*   in %
---------------------------------------------------------------------
Styrenics                784    893    -12.2    2,487  2,595    -4.2
---------------------------------------------------------------------
Performance Polymers**   521    660    -21.1    1,744  2,001   -12.8
---------------------------------------------------------------------
Polyurethanes            639    717    -10.9    2,026  2,030    -0.2
---------------------------------------------------------------------
Polyolefins                -    707        -        -  2,067       -
---------------------------------------------------------------------

* Previous year's figures adjusted to take account of organizational changes. ** Consists primarily of the former Engineering Plastics and Fiber Products divisions


PERFORMANCE PRODUCTS

Compared with the same periods in 2000, reported sales in this segment were down 8.6% in the third quarter and 1.9% in the first nine months. On the basis of ongoing business, sales declined by 4.1% in the third quarter and increased by 2.8% in the first nine months compared with the previous year.

At E96 million, third-quarter income from operations before special items was 29.4% lower than in 2000. Persistently weak economic conditions negatively impacted business in all of the segment's divisions. The structural measures undertaken in the Functional Polymers division are beginning to show effect. Earnings in the first nine months in the Performance Products segment amounted to E349 million, a decline of 27.4% compared with 2000.

There are still no signs of stronger demand in the fourth quarter. Despite a decrease in raw material costs in some product areas and the cost reduction measures that we have introduced, income from operations will not improve significantly.


SALES BY DIVISION

---------------------------------------------------------------------
                        3rd Quarter               Jan.-Sept.
                        ------------   Change   -------------  Change
Million E               2001   2000*    in %     2001   2000*   in %
---------------------------------------------------------------------
Performance Chemicals**  818    962    -15.0    2,542  2,833   -10.3
---------------------------------------------------------------------
Coatings                 562    546      2.9    1,729  1,623     6.5
---------------------------------------------------------------------
Functional Polymers***   608    668     -9.0    1,921  1,855     3.6
---------------------------------------------------------------------

*    Previous year's figures adjusted to take account of organizational changes.
** Consists primarily of the former Colorants and Specialty Chemicals divisions; includes E109 million and E312 million, respectively, from textile dyes in 2000.
***  Consists primarily of the former Dispersions division



AGRICULTURAL PRODUCTS & NUTRITION

----------------------------------------------------------------------------------------
                           Sales                Income from          Income from
                                                 operations           operations
                                                   before
                                               special items
----------------------------------------------------------------------------------------
Million E
-----------                        Change                  Change                 Change
3RD QUARTER         2001    2000    in %    2001    2000    in %    2001    2000   in %
----------------------------------------------------------------------------------------
Agricultural
  Products           530     544    -2.6    -144    -185    22.2    -148    -491   69.9
----------------------------------------------------------------------------------------
Fine Chemicals       534     439    21.6      31       7   342.9      28     -38      .
----------------------------------------------------------------------------------------
Pharmaceuticals*       -     659       -       -     152       -       -      96      -
----------------------------------------------------------------------------------------
                   1,064   1,642   -35.2    -113     -26       .    -120    -433   72.3
----------------------------------------------------------------------------------------
JAN.-SEPT.
----------------------------------------------------------------------------------------
Agricultural
  Products         2,800   1,820    53.8     274      32   756.3     187    -268      .
----------------------------------------------------------------------------------------
Fine Chemicals     1,506   1,272    18.4      75      37   102.7      37     -11      .
----------------------------------------------------------------------------------------
Pharmaceuticals*     364   1,768   -79.4       1     192   -99.5      30     147  -79.6
----------------------------------------------------------------------------------------
                   4,670   4,860    -3.9     350     261    34.1     254    -132      .
----------------------------------------------------------------------------------------

* The pharmaceuticals business was sold to Abbott Laboratories on March 2, 2001. The earnings from the sale are shown under extraordinary income.

AGRICULTURAL PRODUCTS:
In an environment that was difficult for the entire industry, sales in the third quarter were 2.6% lower than in the same period of 2000. A major factor has been the uncertain financial situation in South America, which requires extreme caution when arranging terms of payment. In the first three quarters, sales climbed 53.8% to E2,800 million due to acquisitions. Income from operations before special items in the seasonally weak third quarter was negative, but nevertheless exceeded the previous year's level of earnings, partially as a result of exploiting synergy potentials. In the first nine months, earnings increased by E242 million to E274 million.

Economic conditions will remain difficult in the fourth quarter. Unless the economic situation in South America deteriorates, we expect to achieve our full-year sales goal of E3,600 million.

FINE CHEMICALS:
Sales increased 21.6% to E534 million in the third quarter and 18.4% to E1,506 million in the first nine months. Growth was seen in the areas of animal feed additives, cosmetics raw materials and pharmaceutical ingredients. The acquisition of Takeda's vitamins business accounted for approximately 10 percentage points of the increase in sales in the first nine months.

Compared with 2000, income from operations before special items increased in the third quarter and also on a cumulative basis in the first nine months. Overall, we expect a positive development of our business excluding special items in the fourth quarter.


OIL AND GAS
Third-quarter sales in the Oil & Gas segment declined 2.6% to E921 million. This was primarily due to the fact that the average price of crude oil was 17% lower than in the previous year. Compared with the same period in 2000, sales increased by 30.7% to E3,345 million in the first nine months as a result of a considerable increase in sales in the first half of the year. We achieved higher sales in the areas of oil and gas production as well as in natural gas trading.

Income from operations was lower than in the last two quarters and declined by 12.4% to E331 million compared with 2000. In the first nine months, income from operations was up 25.4% at E1,085 million. Income taxes on oil production, which are non-deductible under the German tax system and which are recorded as tax expenses, amounted to E131 million in the third quarter and E409 million in the first nine months. Income from operations in the fourth quarter is likely to be lower than in the previous quarters as a result of a further decline in crude oil prices.


REGIONS

-----------------------------------------------------------------------------------------------------------
Location of company                     Sales                 Income from                Income from
                                                           operations before             operations
                                                             special items
-----------------------------------------------------------------------------------------------------------
Million E
-----------                                     Change                    Change                     Change
3RD QUARTER                    2001     2000     in %    2001     2000     in %    2001      2000     in %
-----------------------------------------------------------------------------------------------------------
Europe                        4,142    5,590    -25.9     430      674    -36.2     434       556    -21.9
-----------------------------------------------------------------------------------------------------------
- THEREOF GERMANY             2,801    3,662    -23.5     311      478    -34.9     309       449    -31.2
-----------------------------------------------------------------------------------------------------------
North America (NAFTA)         1,642    2,174    -24.5    -183      -21        .    -201      -149    -34.9
-----------------------------------------------------------------------------------------------------------
South America                   503      583    -13.7      51       50      2.0      51        32     59.4
-----------------------------------------------------------------------------------------------------------
Asia, Pacific Area, Africa      912      849      7.4      30       62    -51.6      30        27     11.1
-----------------------------------------------------------------------------------------------------------
                              7,199    9,196    -21.7     328      765    -57.1     314       466    -32.6
-----------------------------------------------------------------------------------------------------------
JAN.-SEPT.
-----------------------------------------------------------------------------------------------------------
Europe                       14,878   16,641    -10.6   2,170    1,932     12.3   1,951     1,873      4.2
-----------------------------------------------------------------------------------------------------------
- THEREOF GERMANY            10,212   10,745     -5.0   1,518    1,277     18.9   1,403     1,319      6.4
-----------------------------------------------------------------------------------------------------------
North America (NAFTA)         6,027    6,341     -5.0    -266      290        .    -458       171        .
-----------------------------------------------------------------------------------------------------------
South America                 1,387    1,378      0.7      91      163    -44.2      88       130    -32.3
-----------------------------------------------------------------------------------------------------------
Asia, Pacific Area, Africa    2,525    2,275     11.0      46      185    -75.1      46       150    -69.3
-----------------------------------------------------------------------------------------------------------
                             24,817   26,635     -6.8   2,041    2,570    -20.6   1,407*    2,324    -39.5
-----------------------------------------------------------------------------------------------------------

* Including provisions for structural measures not yet allocated


The sales and earnings figures in all regions reflect the weakness in the economy. Compared with 2000, reported sales in Europe decreased 25.9% in the third quarter and 10.6% in the first nine months. Sales from ongoing business declined 6.3% in the third quarter and increased 6.2% in the first nine months compared with the same periods in the previous year.

In North America (NAFTA), reported sales fell by 24.5% in the third quarter compared with 2000; sales from ongoing business declined by 10.6%. In the first nine months, reported sales were down 5.0%, but sales from ongoing business were up 5.5%. Higher sales in Asia are due to the inclusion of additional companies in the scope of consolidation.

With the exception of South America, income from operations before special items declined significantly in all regions in the third quarter. In the first nine months, earnings in Europe increased by 12.3% compared with 2000 as a result of the higher contribution from Oil & Gas. In the remaining regions, earnings fell considerably due to the weak economic situation. The increasingly difficult economic conditions resulted in a loss in North America.

EMPLOYEES

Since the end of the first half year, the number of employees has increased by 1,027 from 92,249 to 93,276. This increase is due to extension of the scope of consolidation and to acquisitions. The decline of 9,997 since the end of 2000 is largely due to the sale of our pharmaceuticals business.


NUMBER OF EMPLOYEES

-------------------------------------------------------------------
                          3rd Quarter         Jan.-Sept.       Year
                      ---------------    ---------------       ----
                        2001     2000      2001     2000       2000
-------------------------------------------------------------------
End of period         93,276  108,834    93,276  108,834    103,273
-------------------------------------------------------------------
Average               93,323  109,089    95,411  107,946    105,784
-------------------------------------------------------------------


FINANCE

In the first nine months of 2001, cash provided by operating activities was E1,739 million, 8.7% less than in the same period in 2000. In the third quarter, funds were released from current assets. Additional funds committed for the first nine months were therefore reduced to E530 million and were considerably lower than in 2000.

After deducting ongoing capital expenditures, cash provided by investing activities amounted to E5,290 million, in particular as a result of the sale of our pharmaceuticals business.

We used this cash inflow to reduce our financial indebtedness, which amounted to E2,883 million as of September 30, 2001.

Up to the end of the third quarter, we bought back 21.7 million shares for E934 million. This corresponds to an average price of E43.05 per share. As of September 30, 2001, the number of shares outstanding was 592.5 million.

Cash and cash equivalents increased by E228 million. Together with securities, liquid funds amounted to E1,217 million as of September 30. This is E347 million more than at the end of 2000.


CONSOLIDATED STATEMENTS OF CASH FLOW JAN.-SEPT.

-----------------------------------------------------------------------------
Million E                                                     2001       2000
-----------------------------------------------------------------------------
Net income*                                                    346      1,013
-----------------------------------------------------------------------------
Depreciation of fixed assets                                 1,950      2,132
-----------------------------------------------------------------------------
Changes in net current assets                                 -530     -1,145
-----------------------------------------------------------------------------
Miscellaneous items                                            -27        -95
-----------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                        1,739      1,905
-----------------------------------------------------------------------------
Addition to tangible and intangible fixed assets            -1,920     -2,022
-----------------------------------------------------------------------------
Acquisitions/divestitures, net                               7,270     -5,526
-----------------------------------------------------------------------------
Financial investments and other items                          -60        297
-----------------------------------------------------------------------------
CASH PROVIDED BY INVESTING ACTIVITIES                        5,290     -7,251
-----------------------------------------------------------------------------
Proceeds from capital increases                               -784       -562
-----------------------------------------------------------------------------
Changes in financial indebtedness                           -4,762      6,290
-----------------------------------------------------------------------------
Dividends                                                   -1,255       -739
-----------------------------------------------------------------------------
CASH USED IN/FROM FINANCING ACTIVITIES                      -6,801      4,989
-----------------------------------------------------------------------------
Net changes in cash and cash equivalents                       228       -357
-----------------------------------------------------------------------------
Initial cash and cash equivalents and other changes            606      1,036
-----------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS                                      834        679
-----------------------------------------------------------------------------
Securities held as current assets                              383        385
-----------------------------------------------------------------------------
LIQUID FUNDS AS SHOWN ON THE BALANCE SHEET                   1,217      1,064
-----------------------------------------------------------------------------

* Excluding extraordinary income.


FORWARD-LOOKING STATEMENTS

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ESTIMATES, AND PROJECTIONS OF BASF MANAGEMENT AND CURRENTLY AVAILABLE INFORMATION. THEY ARE NOT GUARANTEES OF FUTURE PERFORMANCE, INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND ARE BASED ON ASSUMPTIONS AS TO FUTURE EVENTS THAT MAY OR MAY NOT PROVE TO BE ACCURATE. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF BASF TO BE MATERIALLY DIFFERENT FROM THOSE THAT MAY BE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE THOSE DISCUSSED IN BASF'S FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. [THE ANNUAL REPORT ON FORM 20-F IS ALSO AVAILABLE ON THE INTERNET AT WWW.BASF.COM.] WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT.

FINANCIAL STATEMENT OF BASF GROUP (ABRIDGED VERSION)
CONSOLIDATED STATEMENTS OF INCOME                                      Million E

                                                3rd Quarter                Jan.-Sept.
                                              --------------   Change   ---------------   Change
                                               2001     2000     in %    2001     2000     in %
------------------------------------------------------------------------------------------------
SALES, NET OF NATURAL GAS TAXES               7,199    9,196    -21.7  24,817   26,635     -6.8
------------------------------------------------------------------------------------------------
Cost of sales                                 4,914    5,927    -17.1  16,679   17,068     -2.3
------------------------------------------------------------------------------------------------
GROSS PROFIT ON SALES                         2,285    3,269    -30.1   8,138    9,567    -14.9
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Selling expenses                              1,199    1,489    -19.5   3,868    4,256     -9.1
------------------------------------------------------------------------------------------------
General and administrative expenses             167      211    -20.9     488      559    -12.7
------------------------------------------------------------------------------------------------
Research and development expenses               296      410    -27.8     966    1,111    -13.1
------------------------------------------------------------------------------------------------
Other operating income                           39      409    -90.5     562      824    -31.8
------------------------------------------------------------------------------------------------
Other operating expenses                        348    1,102    -68.4   1,971    2,141     -7.9
------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                          314      466    -32.6   1,407    2,324    -39.5
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Financial result                               -110     -144     23.6    -371     -116        .
------------------------------------------------------------------------------------------------
INCOME FROM ORDINARY ACTIVITIES                 204      322    -36.6   1,036    2,208    -53.1
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Extraordinary income                            111        -        -   6,121        -        -
------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES AND MINORITY INTERESTS      315      322     -2.2   7,157    2,208    224.1
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Income taxes                                    197      208     -5.3     832    1,164    -28.5
------------------------------------------------------------------------------------------------
Minority interests                               -5       13        .      -2       31        .
------------------------------------------------------------------------------------------------
NET INCOME                                      123      101     21.8   6,327    1,013    524.6
------------------------------------------------------------------------------------------------
EARNINGS PER SHARE (E)                         0.20     0.17     17.6   10.40     1.65    530.3
------------------------------------------------------------------------------------------------
- Thereof extraordinary income                 0.18        -        -    9.83        -        -
------------------------------------------------------------------------------------------------
NUMBER OF SHARES IN MILLIONS (WEIGHTED)         603      613     -1.6     608      613     -0.8
------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS                                            Million E

    ASSETS                                         Sept. 30              Dec. 31
                                               ---------------   Change  -------  Change
                                                 2001     2000     in %    2000     in %
----------------------------------------------------------------------------------------
FIXED ASSETS                                   21,054   22,593     -6.8  21,769     -3.3
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Inventories                                     4,904    5,375     -8.8   5,211     -5.9
----------------------------------------------------------------------------------------
Accounts receivable, trade                      6,151    6,947    -11.5   6,068      1.4
----------------------------------------------------------------------------------------
Miscellaneous receivables                       2,847    3,576    -20.4   3,369    -15.5
----------------------------------------------------------------------------------------
DEFERRED TAXES                                  1,283    1,337     -4.0   1,270      1.0
----------------------------------------------------------------------------------------
Cash and cash equivalents                       1,217    1,064     14.4     870     39.9
----------------------------------------------------------------------------------------
CURRENT ASSETS                                 16,402   18,299    -10.4  16,788     -2.3
----------------------------------------------------------------------------------------
TOTAL ASSETS                                   37,456   40,892     -8.4  38,557     -2.9
----------------------------------------------------------------------------------------


STOCKHOLDERS' EQUITY AND LIABILITIES                Sept 30               Dec. 31
                                               ---------------   Change   -------   Change
                                                 2001     2000     in %    2000     in %
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Suscribed capital and capital surplus           4,408    4,265      3.4   4,301      2.5
----------------------------------------------------------------------------------------
Retained earnings and other equity             13,351    9,811     36.1   9,513     40.3
----------------------------------------------------------------------------------------
Minority interests                                375      502    -25.3     481    -22.0
----------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                           18,134   14,578     24.4  14,295     26.9
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Provisions                                      9,827    9,772      0.6   9,543      3.0
----------------------------------------------------------------------------------------
Financial indebtedness                          2,883    7,798    -63.0   7,892    -63.5
----------------------------------------------------------------------------------------
Other liabilities                               6,612    8,744    -24.4   6,827     -3.1
----------------------------------------------------------------------------------------
LIABILITIES                                    19,322   26,314    -26.6  24,262    -20.4
----------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES     37,456   40,892     -8.4  38,557     -2.9
----------------------------------------------------------------------------------------

The interim balance sheet has not been audited.

Publisher:
BASF Aktiengesellschaft
Corporate Department Communications
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Germany

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IMPORTANT DATES                                   CONTACTS

--------------------------------------------------------------------------------
March 14, 2002                                    Corporate Media Relations:
Financial Results 2001                            Michael Grabicki
                                                  Tel.: +49 621 60-99938
April 30, 2002                                    Fax:  +49 621 60-20129
Annual Meeting
                                                  Investor Relations:
Interim Report                                    Carolin Weitzmann
First Quarter 2002                                Tel.: +49 621 60-48230
                                                  Fax:  +49 621 60-22500
August 8, 2002
Interim Report Second Quarter 2002                Internet:
                                                  www.basf.com

                                                  BASF Aktiengesellschaft
                                                  67056 Ludwigshafen
                                                  Deutschland